BUTTERFIELD ANNOUNCES BOARD CHANGES
Hamilton, Bermuda - April 30, 2020: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) today announced that Independent Directors Caroline Foulger and Meroe Park have retired from the Board and will not stand for re-election at the Bank’s upcoming Annual General Meeting. Butterfield also announced that its Group Chief Financial Officer, Michael Schrum, has joined the Board as an Executive Director.
A former Partner at PricewaterhouseCoopers Bermuda, Ms. Foulger joined the Board as an Independent Director in 2013, and most recently served on the Board’s Audit Committee. After seven years on the Board, she has decided to commit her time to other non-executive roles. Ms. Foulger is a Fellow or Member of several professional bodies, including the Institute of Chartered Accountants in England and Wales, Institute of Chartered Professional Accountants of Bermuda, and the Institute of Directors, and holds directorship positions with several listed and private companies.
Ms. Park, who was Executive Director of the United States Central Intelligence Agency prior to joining Butterfield’s Board as an Independent Director in 2017, most recently served on the Board’s Risk Policy & Compliance and Compensation & Human Resources Committees. In December 2019, Ms. Park was appointed to the full time role of Deputy Secretary and Chief Operating Officer of the Smithsonian Institution in Washington DC, a position which does not afford her the opportunity to continue to serve as a Butterfield Director.
Mr. Schrum has served as the Bank’s Group Chief Financial Officer since September 2015. He was previously Chief Financial Officer at HSBC Bank Bermuda. He has more than 20 years of financial services experience in London, New York and Bermuda, mainly in banking, insurance and tax. He joined HSBC in Bermuda in 2001 and held progressively senior positions within the bank’s commercial banking, strategy, and finance divisions. He is a Chartered Financial Analyst and a Fellow of the Institute of Chartered Accountants in England and Wales and also holds a Master’s degree (University of London) in Economics. He is a Director of Ascendant Group Limited, Chairman of the Bermuda Foundation, and serves as Bermuda’s Honorary Consul for Denmark.
Michael Collins, Butterfield’s Chairman and Chief Executive Officer, said “I would like to thank Caroline and Meroe for their many contributions to Butterfield’s Board during their tenure.
“Caroline served on the Board during an important time of change for the Bank, helping oversee the post-financial crisis rebuilding of the balance sheet, and our transition from private equity control to being an independent, widely-held NYSE-listed company. Her insight, dedication and counsel at the Board were invaluable during that transition.
“Meroe joined us following our initial public offering in the US and, with her leadership background and cyber security knowledge, helped us put a renewed focus on many personnel and technology-related aspects of the Bank’s businesses. She provided valuable input and oversight regarding Butterfield’s 2018/19 Deutsche Bank and ABN AMRO acquisitions, which transformed our global trust operations and our banking footprint in the Channel Islands.

“As Group CFO, Michael has worked closely with our Directors over the years, and on their behalf, I welcome him to the Board, where I know our deliberations will be enhanced by his robust experience in banking and thorough knowledge of Butterfield’s operations around the world.”

-ENDS-

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at https://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                     Mark Johnson
Investor Relations                     Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone : (441) 299 3816                Phone: (441) 299 1624
E-mail : noah.fields@butterfieldgroup.com         Cellular: (441) 524 1025
E-mail: mark.johnson@butterfieldgroup.com